EXHIBIT 99.1

Quantum BioPharma Announces Results of Annual General and Special Meeting of Shareholders and Closing of Private Placement of Class A Multiple Voting Shares

TORONTO, Nov. 11, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced the results of its annual general and special meeting of shareholders, held on Tuesday, November 10, 2026 in person at 1 Adelaide Street East, Suite 801, Toronto, ON M5C 2V9 (“AGSM”), and the closing on November 9, 2026 of a non-brokered private placement of 26 Class A Multiple Voting Shares (as defined below) (the “Offering”).

Shareholders represented in person or by proxy at the AGSM held 42 class A multiple voting shares (the “Class A Multiple Voting Shares”) and 4,549,222 class B subordinate voting shares (the “Class B Subordinate Voting Shares”), representing 100% and 53.721%, respectively, of the issued and outstanding shares of those classes as of September 28, 2026, the record date for the AGSM (the “Record Date”). Each Class A Multiple Voting Share carries 276,660 votes on all matters on which it is entitled to vote. Accordingly, as of the Record Date, the 42 outstanding Class A Multiple Voting Shares carried an aggregate of 11,619,720 votes, representing approximately 57.844% of the aggregate voting power attached to all outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares. On matters on which the Class A Multiple Voting Shares were entitled to vote at the AGSM, they represented approximately 71.864% of the aggregate voting power represented at the AGSM.

Each nominee listed in the Company’s management information circular dated September 28, 2026 (the “Circular”), was elected as a director of the Company. Each director will serve until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. The voting results were as follows:

Nominee	Votes For		Votes Withheld
	#	%	#	%
Anthony Durkacz	13,646,102	97.448%	357,320	2.552%
Zeeshan Saeed	13,642,399	97.422%	361,018	2.578%
Adnan Bashir	14,046,365	97.512%	358,341	2.488%
Michael (Zappy) Zapolin	13,639,632	97.403%	363,733	2.597%
Dr. Eric Hoskins	14,047,529	97.520%	357,241	2.480%

On November 5, 2026, the Company filed a supplement to the Circular (the “Circular Supplement”). In addition, at the AGSM, the shareholders: (i) re-appointed MNP LLP as the Company’s auditor (the “Auditor”) and authorized the audit committee of the board of directors to fix the Auditor’s remuneration; (ii) disinterested holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of Class A Multiple Voting Shares, approved an ordinary resolution authorizing the board (“Board”), in its sole discretion, on a continuing basis, to issue additional Class A Multiple Voting Shares to Permitted Holders (as defined in the Circular) in order to maintain the aggregate voting power attached to all outstanding Class A Multiple Voting Shares at up to 70% of the aggregate voting power of the Company (the “MVS Issuance Resolution”); (iii) approved an ordinary resolution approving the Company’s omnibus equity incentive plan (the “2026 Omnibus Plan Resolution”); (iv) approved a special resolution authorizing the Board, in its sole discretion, to consolidate the Company’s issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares at a ratio of up to ten (10) pre-consolidation shares for one (1) post-consolidation share, as determined by the Board (the “Consolidation Resolution”); and (v) approved a special resolution authorizing the Company to change its name to such name as determined by the Board, in its sole discretion (the “Name Change Resolution”). The voting results were as follows:

Resolution	Votes For:		Votes Withheld:		Votes Against:
	Number	Percentage	Number	Percentage	Number	Percentage
Re-appointment of Auditor	15,813,380	97.801%	355,552	2.199%	0	0.000%
Approval of MVS Issuance Resolution*	1,577,224	65.764%	0	0.000%	821,077	34.236%
Approval of 2026 Omnibus Plan Resolution	13,579,192	94.276%	0	0.000%	824,523	5.724%
Approval of Consolidation Resolution	15,686,962	97.022%	0	0.000%	481,563	2.978%
Approval of Name Change Resolution	14,065,116	97.646%	0	0.000%	339,077	2.354%

* All 42 Class A Multiple Voting Shares and 391,298 Class B Subordinate Voting Shares held, directly or indirectly, by holders of Class A Multiple Voting Shares, together with any other votes required to be excluded under applicable law, were excluded and not voted on the MVS Issuance Resolution.

For more information on these matters, please refer to the Circular, Circular Supplement and Company’s report of voting results, copies of which are available on SEDAR+ at www.sedarplus.ca and on the Company’s website.

Closing of Private Placement of Class A Multiple Voting Shares

On November 9, 2026, the Company closed the Offering, issuing 26 Class A Multiple Voting Shares at a price of C$3.11 per Class A Multiple Voting Share for aggregate gross proceeds of C$80.86. The price was set by reference to the trading price of the Class B Subordinate Voting Shares on the Nasdaq Capital Market of US$2.21 on November 9, 2026, converted into Canadian dollars. The Company intends to use the proceeds of the Offering for general working capital purposes. All securities issued under the Offering are subject to a statutory hold period expiring March 10, 2027 in accordance with applicable Canadian securities laws.

At the annual general and special meeting of shareholders held on September 26, 2025, the holders of Class B Subordinate Voting Shares, excluding the votes of holders of Class A Multiple Voting Shares, authorized the Board to issue up to 56 additional Class A Multiple Voting Shares until the next annual meeting of shareholders (the “2025 Authority”). The Company issued 30 Class A Multiple Voting Shares under the 2025 Authority on December 10, 2025. The Offering consisted of the remaining 26 Class A Multiple Voting Shares available under the 2025 Authority and was completed before the 2025 Authority expired at the AGSM. The Offering was not completed under, and was not conditional on, the MVS Issuance Resolution. Because the Offering closed after the Record Date, the Class A Multiple Voting Shares issued under the Offering did not carry the right to vote at the AGSM, and the voting results above reflect only the 42 Class A Multiple Voting Shares outstanding as of the Record Date.

Before the Offering, 42 Class A Multiple Voting Shares were outstanding, held as to 21 shares by each of Xorax Family Trust and Fortius Research and Trading Corp. Based on 8,762,496 Class B Subordinate Voting Shares outstanding, the Class A Multiple Voting Shares represented approximately 57.01% of the votes attached to all outstanding voting securities of the Company before the Offering. Following the Offering, the 68 outstanding Class A Multiple Voting Shares represent approximately 68.22% of those votes.

MI 61-101 Disclosure

Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed (“Mr. Saeed”), the Chief Executive Officer and Executive Co-Chairman of the Company, is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation controlled by Anthony Durkacz (“Mr. Durkacz”), a director of the Company, each acquired 13 Class A Multiple Voting Shares, being all of the Class A Multiple Voting Shares issued under the Offering. The participation of these insiders was a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the subject matter of the transaction, nor the fair market value of the consideration for it, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (each as determined under MI 61-101). The Offering was approved by the Board, with Mr. Saeed and Mr. Durkacz having declared their interest and abstained from voting. The Company did not file a material change report in respect of the Offering more than 21 days before closing. The Company considered the shorter period reasonable and necessary in the circumstances because the 2025 Authority expired at the AGSM, and the Company wished to complete the Offering while that authority remained in effect.

Early Warning Disclosure

Xorax acquired 13 Class A Multiple Voting Shares under the Offering for a total purchase price of C$40.43. Immediately before the Offering, Xorax held 21 Class A Multiple Voting Shares and 6,786 Class B Subordinate Voting Shares, representing 50% of the outstanding Class A Multiple Voting Shares and approximately 28.54% of the votes attached to all outstanding voting securities of the Company. Immediately after the Offering, Xorax holds 34 Class A Multiple Voting Shares and 6,786 Class B Subordinate Voting Shares, representing 50% of the outstanding Class A Multiple Voting Shares and approximately 34.14% of those votes. Together with Mr. Saeed, who may be considered a joint actor, Xorax holds 34 Class A Multiple Voting Shares, 239,998 Class B Subordinate Voting Shares and options to acquire 407,000 Class B Subordinate Voting Shares, representing approximately 34.98% of those votes (35.93% on a partially diluted basis).

Fortius acquired 13 Class A Multiple Voting Shares under the Offering for a total purchase price of C$40.43. Immediately before the Offering, Fortius held 21 Class A Multiple Voting Shares and 1,632 Class B Subordinate Voting Shares, representing 50% of the outstanding Class A Multiple Voting Shares and approximately 28.51% of the votes attached to all outstanding voting securities of the Company. Immediately after the Offering, Fortius holds 34 Class A Multiple Voting Shares and 1,632 Class B Subordinate Voting Shares, representing 50% of the outstanding Class A Multiple Voting Shares and approximately 34.12% of those votes. Together with Mr. Durkacz and First Republic Capital Corporation, a company controlled by Mr. Durkacz, each of whom may be considered a joint actor, Fortius holds 34 Class A Multiple Voting Shares, 151,300 Class B Subordinate Voting Shares and options to acquire 24,000 Class B Subordinate Voting Shares, representing approximately 34.66% of those votes (34.72% on a partially diluted basis).

Each of Xorax and Fortius acquired the Class A Multiple Voting Shares for investment purposes and so that voting control of the Company remains consolidated with the Permitted Holders (as defined in the Company’s articles). Each of them may, depending on market and other conditions, increase or decrease its holdings of securities of the Company from time to time. Each of Xorax and Fortius will file an early warning report under National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which will be available on the Company’s SEDAR+ profile at www.sedarplus.ca. A copy of each report may also be obtained by contacting the Company at the contact information below.

About Quantum BioPharma

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws, including statements regarding the Company’s ability or intention to implement the Consolidation and the Name Change following shareholder approval, and the timing and terms of any such implementation; the use of proceeds of the Offering; the filing of early warning reports; and the future intentions of Xorax and Fortius with respect to securities of the Company. Forward-looking information is often identified by words such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “potential,” “continue,” “could” and similar expressions, although not all forward-looking information contains these identifying words.

Forward-looking information is based on management’s current expectations, assumptions and beliefs and is subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, among others, the possibility that the Board may determine not to proceed with the Consolidation or the Name Change; the timing and terms of any implementation of the Consolidation or the Name Change; the Company’s ability to satisfy applicable corporate, securities, regulatory and stock exchange requirements; the Company’s ability to use the proceeds of the Offering as described; dilution of shareholders’ holdings and voting power; and the other risks described in the Company’s filings on SEDAR+ and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is provided as of the date hereof, and the Company undertakes no obligation to update or revise such information as a result of new information, future events or otherwise, except as required by applicable law.

Contacts:

Investor Relations
Robert Guzman, Investor Relations
Email: Rob@QuantumBioPharma.com
Telephone: (833) 304-0323
General Inquiries: info@QuantumBioPharma.com